Juniper Group, Inc.

September 17, 2008

Ms. Lisa Haynes
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7010

Dear Ms. Haynes:

Pursuant to your request of August 22, 2008, enclosed please find a corrected Item 9(A) “Controls and Procedures” and Exhibit 31.1 “Certification by President and Chief Financial  Officer, Vlado P. Hreljanovic, pursuant to U.S.C. 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002”, and Exhibit 32.1 “Certification by President and Chief Financial Officer, Vlado P. Hreljanovic, pursuant to U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002” for the Company’s 10KSB for the period ending December 31, 2007,

Please contact me with any further comments you may have.

The Company intents to amend its 10KSB to reflect these corrections, after we have your consent to file.

We further acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that Juniper Group may not assert staff comments as a defense and in proceeding initiated by the Commission or any person under the federal securities laws of United States.

Very truly yours,

/s/Vlado P. Hreljanovic
Vlado P. Hreljanovic
President, CEO and CFO

60  Cutter Mill Road, Suite 611, New York, New York 11021
Phone:  (516) 829-4670     Fax:  (516) 829-4691